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                                           Filed by Watson Pharmaceuticals, Inc.

                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: Watson Pharmaceuticals, Inc. Commission File No: 0-20045




                      SOURCE: WATSON PHARMACEUTICALS, INC.
                             Thursday, July 13, 2000
                                  Press Release


NEWS RELEASE

                                CONTACTS: Watson Pharmaceuticals, Inc.
                                          Sara Swee
                                          Director, Corporate Communications
                                          (909) 270-1400

                                          Investor/Media Relations
                                          Morgen-Walke Associates, Inc.
                                          Jim Byers, Danielle Scheg
                                          (415) 296-7383

                                          Schein Pharmaceutical, Inc
                                          Whitney K. Stearns, Jr.
                                          Chief Financial Officer
                                          (973) 593-5910

FOR IMMEDIATE RELEASE


        WATSON AND SCHEIN ANNOUNCE SCHEIN MANAGEMENT CHANGES

        CORONA, CA -- July 13, 2000 -- Watson Pharmaceuticals, Inc. (NYSE: WPI) and Schein Pharmaceutical, Inc. (NYSE: SHP) announced today the following management changes resulting from Watson's completion of its tender and purchase of approximately 77% of the outstanding shares of Schein.

        Current Watson directors, Allen Chao, Ph.D., Michel Feldman, Michael Fedida, Andrew Turner and Fred Weiss, have been appointed to the Schein Board of Directors. These five Watson designees and existing Schein directors, Judith Hemberger, Ph.D., and Harvey Rosenthal, comprise Schein's seven-member Board of Directors. In connection with the appointment of the Watson designees, Dariush Ashrafi, Joseph A. Akers, Paul Feuerman, Richard L. Goldberg, Martin Sperber, Marvin Schein and Irving Shafran have resigned from Schein's Board of Directors.



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        Martin Sperber, Schein's Chairman and CEO, has also agreed to step down from his position and will retire effective July 14, 2000. Watson's Chairman and CEO, Allen Chao, Ph.D., will replace Mr. Sperber as Schein's new Chairman, CEO and President.

        Watson Pharmaceuticals, Inc., headquartered in Corona, CA, is engaged in the development, manufacture and sale of proprietary and off-patent pharmaceutical products. Schein Pharmaceutical, Inc., headquartered in Florham Park, NJ, is a pharmaceutical company that has a diverse portfolio of both brand and generic products.

        This and past press releases of Watson Pharmaceuticals, Inc. are available at Watson's web site at www.watsonpharm.com. In addition, press releases are available through PR Newswire's Company On-Call fax service at
(800) 758-5804, extension 112856, and at www.prnewswire.com.

                                      # # #

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Watson plans to file a registration statement on SEC Form S-4 in connection with the merger. Watson and Schein expect to mail a proxy statement/prospectus to stockholders of Schein containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT SCHEIN, WATSON, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM WATSON BY DIRECTING A REQUEST THROUGH THE INVESTOR RELATIONS PHONE LINE AT 909-270-1400, EXTENSION 4153; BY MAIL TO WATSON PHARMACEUTICALS, INC., ATTENTION: INVESTOR RELATIONS DEPARTMENT, 311 BONNIE CIRCLE, CORONA, CALIFORNIA 92880, FROM SCHEIN THROUGH THE INVESTOR RELATIONS PHONE LINE AT 973-593-5535 OR BY MAIL TO SCHEIN PHARMACEUTICAL, INC., ATTENTION: INVESTOR RELATIONS, 100 CAMPUS DRIVE, FLORHAM PARK, NEW JERSEY, 07932.

In addition to the registration statement and the proxy statement/prospectus, Watson and Schein each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Watson or Schein at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Schein's and Watson's filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.





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SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

WATSON, SCHEIN, THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SCHEIN STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT SCHEIN'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

FORWARD LOOKING INFORMATION

THIS DOCUMENT CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR FUTURE BUSINESS PERFORMANCE. ANY SUCH STATEMENTS THAT REFER TO WATSON'S OR SCHEIN'S ESTIMATED OR ANTICIPATED FUTURE RESULTS, PRODUCT DEVELOPMENT EFFORTS OR PERFORMANCE OR OTHER NON-HISTORICAL FACTS ARE FORWARD-LOOKING AND REFLECT EACH COMPANY'S CURRENT PERSPECTIVE OF EXISTING TRENDS AND INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE CONSUMMATION OF THE ACQUISITION OF SCHEIN BY WATSON AND THE FUTURE GROWTH, IMPACT AND SUCCESS OF THE COMBINED COMPANY, INCLUDING EXPECTATIONS REGARDING FINANCIAL PERFORMANCE, PRODUCT DEVELOPMENT EFFORTS AND THE SUCCESSFUL INTEGRATION OF THE TWO BUSINESSES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT CANNOT BE PREDICTED OR QUANTIFIED AND, CONSEQUENTLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, RISKS RELATED TO THE CONSUMMATION OF THE ACQUISITION, INCLUDING RISKS ASSOCIATED WITH THE INTEGRATION OF THE WATSON AND SCHEIN BUSINESSES AFTER CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO SUCCESSFULLY INTEGRATE THESE BUSINESSES ON A COST EFFECTIVE AND TIMELY BASIS, THE POSSIBLE INABILITY TO OBTAIN ON A TIMELY BASIS ANY REGULATORY OR THIRD PARTY APPROVALS NECESSARY TO SUCCESSFULLY IMPLEMENT THE COMBINED COMPANY'S INTEGRATION PLANS OR THE POSSIBLE INABILITY TO TIMELY MAKE CHANGES ON COMMERCIALLY ADVANTAGEOUS TERMS TO SCHEIN'S BUSINESS, AND SUCH OTHER RISKS AND UNCERTAINTIES DETAILED IN WATSON'S AND SCHEIN'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING EACH COMPANY'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.




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